Exhibit (a)(1)(I)

GOOGLE INC.

2004 STOCK PLAN

OFFER TO EXCHANGE ELIGIBLE STOCK OPTIONS FOR NEW STOCK OPTIONS

TO AUSTRALIAN RESIDENT EMPLOYEES

DATED: February 3, 2009

Investment in shares involves a degree of risk. Employees who elect to participate in the Plan should monitor their participation and consider all risk factors relevant to the purchase of common stock under the Plan as set out in this Offer Document and the attached documents.

The information contained in this Offer Document and the Additional Documents is general information only. It is not advice or information specific to your particular circumstances.

Employees should consider obtaining their own financial product advice from an independent person who is licensed by the Australian Securities and Investments Commission to give advice about participation in the Plan.

OFFER TO EXCHANGE ELIGIBLE STOCK OPTIONS FOR NEW STOCK OPTIONS

TO AUSTRALIAN RESIDENT EMPLOYEES

GOOGLE INC.

2004 STOCK PLAN

We are pleased to provide you with this offer to exchange outstanding stock options granted under the Google Inc. 2004 Stock Plan prior to February 3, 2009 (the “Plan”), whether vested or unvested, that have an exercise price greater than the last reported sale price per share of Class A common stock of Google Inc. (the “Company” or “Google”) on the Nasdaq Global Select Market (“Nasdaq”) on March 6, 2009 (“Eligible Options”), for an equal number of new Options (“New Options”) pursuant to the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Exchange Offer”). This Offer Document sets out information regarding the Exchange Offer to Australian resident Employees of the Company and its Subsidiary(ies).

The Company has issued stock options under the Plan as a means of promoting the long-term success of the Company’s business because it believes that sharing ownership with its employees aligns their interests with its interests and the interests of its stockholders and encourages employees to devote the best of their abilities and industry to the Company. However, the Company’s Board of Directors has observed that many of its employees (including eligible officers) have outstanding stock options with exercise prices that are higher than the current market price per share of its Class A common stock (the “Class A Shares”). These stock options are referred to as being “underwater.” As a result, these stock options have little value as an incentive or retention tool.

The Exchange Offer is intended to address this situation by providing Google’s employees with an opportunity to hold options that over time have a greater potential to increase in value, thereby creating better incentives for employees to remain with Google or any of its subsidiaries and contribute to achieving Google’s business objectives.

Terms that are not otherwise defined in this Offer Document shall have the same meaning as in the Plan.

1.	OFFER TO EXCHANGE ELIGIBLE OPTIONS FOR NEW OPTIONS

This is an offer made by the Company to eligible Employees to exchange Eligible Options for an equal number of New Options pursuant to the Exchange Offer.

Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will keep your Eligible Options.

2.	TERMS OF GRANT

The terms of the exchange of Eligible Options for an equal number of New Options incorporate the rules of the Exchange Offer, the Plan, this Offer Document and the Stock Option Agreement for Non-US Employees (the “Award Agreement”). By participating in the Exchange Offer, you will be bound by the rules of the Exchange Offer, the Plan, this Offer Document and the Award Agreement.

3.	ADDITIONAL DOCUMENTS

In addition to the information set out in this Offer Document, attached are copies of the following documents:

(a)	the Plan;

(b)	the Plan prospectus;

(c)	the Award Agreement;

(d)	Letter to Australian Employees; and

(e)	the Exchange Offer, including all of its Exhibits.

(collectively, the “Additional Documents”).

The Exchange Offer sets out details regarding how to participate in the Exchange Offer and the terms and conditions of the New Options to the extent they differ from the Eligible Options. The Plan prospectus and the Award Agreement set out, among other details, key features of the New Options and the consequences of a change in the nature or status of your employment.

The other Additional Documents provide further information to make an informed investment decision in relation to your participation in the Exchange Offer.

Please note that the Plan prospectus for the securities offered under the Plan is not a prospectus for the purposes of the Australian Corporations Act 2001 and has not been modified to reflect the terms of this Offer Document.

4.	RELIANCE ON STATEMENTS

You should not rely upon any oral statements made to you in relation to this Offer. You should rely only upon the statements contained in this Offer Document and the Additional Documents when considering your participation in the Plan.

5.	ACCEPTING AN AWARD

To participate in the Exchange Offer, you must submit an election through the Exchange Offer website at the website address to be provided by Google on or before 6:00 a.m. Pacific Time on March 9, 2009 (the “Expiration Date”). If you are on leave of absence (or are otherwise unable to access the Exchange Offer website), a different method of communicating your decision to participate in the Exchange Offer may be available able to you. New Options will be granted to Employees who choose to participate in the Exchange Offer on the same day as Google cancels the Eligible Options tendered pursuant to the Exchange Offer, which Google expects to be March 9, 2009. For further information, please see the Exchange Offer document attached to this Offer Document.

To accept the New Options, you must also enter into a new Award Agreement between you and Google within the period of time set out in your Award Agreement (if any).

6.	WHAT IS AN OPTION IN THE COMPANY?

A New Option granted pursuant to the Plan gives its holder the right, once vested in accordance with the vesting schedule specified in the Exchange Offer and the new Award Agreement, but not the obligation, to purchase a Class A Share of the Company at the exercise price determined by the Company in accordance with the Exchange Offer (and discussed in further detail under Section 8 below).

7.	WHAT IS A SHARE OF COMMON STOCK IN THE COMPANY?

Common stock of a U.S. corporation is analogous to ordinary shares of an Australian corporation. Each holder of a share of the Class A common stock of the Company is entitled to one vote for every share of Class A common stock held in the Company. Dividends may be paid on the Class A Shares out of any funds of the Company legally available for dividends at the discretion of the Board of Directors of the Company.

The Class A Shares are traded on the Nasdaq under the symbol “GOOG.”

The Class A Shares are not liable to any further calls for payment of capital or for other assessment by the Company and have no sinking fund provisions, pre-emptive rights, conversion rights or redemption provisions.

8.	WHAT IS THE EXERCISE PRICE?

The price you must pay to acquire a Class A Share on the exercise of a New Option (the “exercise price”) will be set out in your Award Agreement.

Each New Option will have an exercise price equal to the last reported sale price per Class A Share, as reported on the Nasdaq, on March 6, 2009.

The exercise price is denominated in U.S. dollars and must be paid in U.S. dollars. The Australian dollar equivalent of the exercise price will change with fluctuations in the U.S./Australian dollar exchange rate. The Australian dollar equivalent of the exercise price for any New Options exercised by you will depend on the current exchange rate and will be that amount which, when converted into U.S. dollars on the date of exercise, equals the exercise price.

9.	WHEN CAN I EXERCISE MY NEW OPTIONS?

Your Award Agreement sets out, among other terms, when you can exercise your New Options and when they lapse. Please note that the vesting for the New Options will change in two ways. First, New Options will vest no sooner than six months after the end of the Exchange Offer. As this vesting date will likely fall within a blackout period for Google employees, unless you have an approved trading plan in place, you will not be able to exercise your New Options and sell the underlying Class A Shares (or sell the New Options in the Transferable Stock Option program) until the next trading window opens, which is currently scheduled for October 19, 2009. Second, the New Options will have an additional 12 months added to the original vesting dates of the Eligible Options. This applies to vesting dates that have already occurred and to future vesting dates. Each New Option will expire on the same date your Eligible Option was originally scheduled to expire.

10.	HOW CAN I OBTAIN UPDATED INDICATIVE EXAMPLES OF THE EXERCISE PRICE IN AUSTRALIAN DOLLARS?

Within a reasonable period following your request, the Company undertakes to provide you with the Australian dollar equivalent of the current market price of a Class A Share and the exercise price (calculated as of the date of your request). The current market price of a Class A Share shall be the closing sales price for a Class A Share as traded on the Nasdaq on the last market trading day prior to your request, as published in The Wall Street Journal or such other source as the Committee deems reliable. The Australian dollar equivalent will be calculated using the current U.S. dollar sell exchange rate published by an Australian bank on the business day before your request. You should direct your request to                          at                         @google.com.

11.	WHAT ADDITIONAL RISK FACTORS APPLY TO AUSTRALIAN RESIDENTS’ PARTICIPATION IN THE PLAN?

Australian resident employees should have regard to risk factors relevant to investment in securities generally and, in particular, to the holding of Class A Shares. More information about potential factors that could affect the Company’s business and its financial results is included in the Company’s most recent Annual Report on Form 10-K, and the Company’s Quarterly Report on Form 10-Q, and the Schedule TO available upon request. In addition, you should be aware that the value of your New Options (as well as any Eligible Options you choose to retain by not participating in the Exchange Offer) and any Class A Shares you may purchase at exercise, as well as the exercise price, will be affected by the U.S./Australian dollar exchange rate. Participation in the Exchange Offer and the Plan involves certain risks related to fluctuations in this rate of exchange.

Please note that if you offer your Class A Shares for sale to a person or entity resident in Australia, your offer may be subject to disclosure requirements under Australian law. Please obtain legal advice on your disclosure obligations prior to making any such offer.

12.	PLAN MODIFICATION, TERMINATION, ETC.

The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that no amendment that requires stockholder approval in order for the Plan to continue to comply with the Nasdaq listing standards or any rule promulgated by the Securities and Exchange Commission or any securities exchange on which Class A Shares are listed or any other applicable laws shall be effective unless such amendment shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon within the time period required under such applicable listing standard or rule.

13.	WHAT ARE THE AUSTRALIAN TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN?

The following is a summary of the material tax consequences of participating in the exchange of Eligible Options and the grant of New Options pursuant to the Exchange Offer for Australian resident Employees who are eligible to participate in the Exchange Offer. This discussion is based on the law in effect in Australia as of February 2009. This discussion is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible optionholders. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this discussion may be out of date at the time the New Options are granted, you exercise the New Options or you sell Class A Shares acquired at exercise of the New Options.

If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this discussion may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Australia apply to your specific situation.

(a)	What is the effect of the exchange of Eligible Options for New Options?

Your acceptance of this Exchange Offer may give rise to taxation. The exchange will be treated as a disposal of your Eligible Options in exchange for the right to receive the New Options. Therefore, there may be tax implications for you in relation to both of the following: (1) the “cancellation” of the Eligible Options; and (2) the grant of the right to receive the New Options.

The amount and characterization of taxable income will depend on whether you made an election to be taxed in the income year of the grant of the Eligible Options (an “Election”). The tax treatment of the disposal of the Eligible Options will also depend on whether the disposal is considered a non-arm’s length transaction (as assumed below) or not. If, however, the tax authorities take the view that the disposal is an arm’s length transaction, the tax treatment of the disposal of the Eligible Options may be different from described below.

If you did not make an Election in relation to the Eligible Options, you may be subject to tax on the market value (as defined under Australian tax law) of the Eligible Options on the cancellation date (i.e., the date on which your Eligible Options are exchanged) at your marginal rate of tax. The “market value” of your Eligible Options is the greater of (i) the market value of the Class A Shares1 underlying the Eligible Options less the exercise price, and (ii) the value of the Eligible Options determined in accordance with a statutory formula.

The value of the Eligible Options under the statutory formula is based on the market value of the underlying Class A Shares, the exercise price of the Eligible Options and the remaining exercise period. In accordance with the statutory formula, the market value of the Eligible Options will be nil where the market value of the underlying Class A Shares on the cancellation date is less than 50% of the exercise price of the Eligible Options.

If you made an Election, you will be subject to capital gains tax. Your capital gain will be calculated as the difference between the market value of the Eligible Options at the time of the cancellation and the market value of the Eligible Options at the time of the grant. If, at the time of the cancellation of the Eligible Options, you have held the Eligible Options for at least one year prior to the cancellation date, you will be subject to tax on 50% of your capital gain. If you have not held the Eligible Options for at least one year, you will be subject to tax on the entire capital gain.

If the market value of the Eligible Options at the time of cancellation is less than the market value of the Eligible Options at the time of grant, you will be entitled to claim a capital loss in this amount. Capital losses are available to offset current year or future year capital gains. A capital loss cannot be used to offset other income.

(b)	What is the effect of the grant of New Options?

For Australian tax purposes, the acquisition of New Options will constitute the acquisition of a qualifying right under an employee share Eligible Option scheme. You may be subject to tax as a result of the New Options, but the tax consequences depend on whether you make an Election to be taxed in the income year of the grant of the New Options.

If you make an Election, you must include an amount in your assessable income in the income year in which your Eligible Options are cancelled. The amount included in your assessable income will be the market value of the New Options at the time of receipt less

[1]

For Australian tax purposes, the market value of the shares on a given day is determined as the weighted average of prices at which the shares were traded on the relevant stock market (in Google’s case, this is the Nasdaq) during the one-week period up to and including that day. the market value of the Eligible Options as of the cancellation date. Also, please note that, if you make an Election, it will cover each right, Eligible Option and Class A Share that you acquire during the income year.

If you do not make an Election, you will be required to include an amount in your assessable income in the income year in which the earliest of the following occurs (the “Assessment Event”):

(i)	when you dispose of the New Options (other than by exercising them);

(ii)	when your employment with Google ceases;

(iii)	when the New Options are exercised (assuming the absence of disposal restrictions or forfeiture clauses in respect of the Class A Shares); and

(iv)	10 years from the time of acquisition of the New Options.

The amount which you must include in your assessable income for the income year in which the Assessment Event occurs in relation to the New Options will be:

(i)	if you dispose of the New Options (or the Class A Shares acquired as a result of exercising the New Options) in an arm’s length transaction within 30 days after the relevant Assessment Event – the amount of any consideration received for the disposal less the exercise price (if the New Options have been exercised); or

(ii)	in any other case – the market value of the New Options (or the Class A Shares acquired as a result of exercising the New Options) at the Assessment Event less the consideration paid to acquire the New Options (reduced by the exercise price of the New Options, if the New Options have been exercised).

In effect, this treatment means you will typically be subject to income tax and Medicare Levy contributions on the difference (or “spread”) between the market value of the Class A Shares (as defined under Australian tax law) at exercise and the exercise price.

If you lose the benefit of the New Options before you are able to exercise the New Options (e.g., you cease working for Google before you exercise the New Options), you will be deemed to have never acquired the New Options. In that case, no amount needs to be included in your assessable income in relation to the acquisition of the New Options. If necessary, you may amend an assessment to exclude an amount previously included in assessable income in relation to the acquisition of the New Options.

(c)	How do I make an Election?

The Election must be made in your income tax return for the income year of grant. However, the Commissioner of Taxation may, after receiving a request in the approved form, allow the Election to be made at a later time.

If you do not include the market value of the New Option at the date of grant in your assessable income for the year that you received the New Option and pay any applicable tax, you will generally not be able to later claim that you made the Election in the year of the award.

(d)	What if I make an Election and my New Option is subsequently lost?

If you make an Election and an amount is included in your assessable income in the year of acquisition but a New Option is later lost (e.g., it is forfeited) without having been exercised, you will be deemed to have never acquired that New Option. Accordingly, you may amend your assessment for the year of acquisition and obtain a refund of the tax paid.

(e)	What is the effect of the sale of New Options?

If you make an Election, you will include the difference between the market value of the New Options at the time of receipt and the market value of the Eligible Options as of the cancellation date in your assessable income in the income year the New Options are granted.

If no Election is made and you sell your New Options pursuant to the Transferable Stock Option program, you will include an amount in your assessable income equal to the difference between the market value of the New Option or sale proceeds (if sold within 30 days of the Assessment Event) and the consideration paid to acquire the New Option, in the income year the Assessment Event occurs.

(f)	What is the effect of the exercise of New Options?

When you exercise the New Options, you may be subject to income tax as described above depending on whether you made an Election to pay tax upon the receipt of the New Options.

(g)	What are the tax consequences to me when I sell my Class A Shares?

When you sell the Class A Shares acquired at exercise of the New Options, you will be subject to tax on any capital gains made unless you dispose of the Class A Shares in an arm’s length transaction within 30 days of the relevant Assessment Event and you did not make an Election (in which case your tax treatment will be limited to the income tax consequences described above). Provided you sell the Class A Shares in an arm’s length transaction, the assessable capital gain will be:

(i)	where you have held the Class A Shares for less than one year – the difference between the sale price and your cost base in the shares; or

(ii)	where you have held the Class A Shares for at least one year – one-half the difference between the sale price and your cost base in the shares (subject to you first applying any prior year or current year capital losses against the full capital gain).

If you made an Election, your cost base in the Class A Shares will be the market value of the New Options (as defined under Australian tax law) at the time of grant plus the exercise price. If you did not make an Election, your cost base in the Class A Shares will be the market value of your New Options (as defined under Australian tax law) at the time of the relevant Assessment Event plus the exercise price.

If you sell the Class A Shares in an arm’s length transaction at a sale price that is less than the cost base of the Class A Shares, then a capital loss will be available to offset same year or future year capital gains. A capital loss cannot be used to offset other income (including salary and wage income).

If the Class A Shares are sold in a non-arm’s length transaction, the market value of the Class A Shares at the time of the transaction is used instead of the sale price for any of the calculations in this section.

(h)	What are the taxation consequences if a dividend is paid on the Class A Shares?

You must include the gross amount of any dividend paid on the Class A Shares in your assessable income in the income year it is received. The dividends are also subject to U.S. federal withholding tax.

You may be entitled to a foreign income tax offset for any U.S. tax withheld on the dividend income, whereby the U.S. federal withholding tax is offset against the Australian tax payable on the dividends. Broadly, the amount of the offset cannot exceed the greater of $1,000 and the Australian tax payable on that dividend income.

(i)	Withholding and Reporting

Your employer is not required to withhold or report income tax or Medicare Levy contributions when you exercise or sell your New Options. You are responsible for reporting and paying any tax resulting from the grant of your New Options, any Assessment Event, the sale of your New Options, or the sale of your Class A Shares. It is also your responsibility to report and pay any tax liability on any dividends received.

14.	WHAT ARE THE U.S. TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN?

Employees (who are not U.S. citizens or permanent residents) will not be subject to U.S. tax by reason only of the grant of New Options, the exercise or sale of New Options and/or the sale of Class A Shares. However, liability for U.S. taxes may accrue if an employee is otherwise subject to U.S. taxes.

The information above is an indication only of the likely U.S. tax consequences for Australian resident employees who participating in the exchange of Eligible Options and the grant of New Options pursuant to the Exchange Offer. Employees should seek their own advice as to the U.S. tax consequences of participation.

*        *        *        *        *

We urge you to carefully review the information contained in this Offer Document and the Additional Documents.

GOOGLE INC.

2004 STOCK PLAN

February 3, 2009

To Employees in Australia:

This letter forms part of the Australian Offer Document for the exchange of Eligible Options for New Options over the Class A common stock of Google Inc. (“Google”) pursuant to the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Exchange Offer”), a copy of which you have received with this letter. New Options will be granted under the Google Inc. 2004 Stock Plan, a copy of which you also received with this letter. Terms defined in the Offer Document and in the Plan have the same meaning in this letter.

The exercise price of the New Options will be equal to the last reported sale price per share of Google Class A common stock on the Nasdaq Global Select Market on March 6, 2009. For purposes of this document, however, we have assumed that the exercise price will be $340.57, which is the last reported sale price per share of Google Class A common stock on the date immediately preceding the date of this Exchange Offer.

Given that on the date of this Exchange Offer being February 3, 2009:

(a) the applicable exchange rate is A$1.00 = US$0.6221;

(b) the market price for a share of Google’s Class A common stock on February 2 was US$340.57; and

(c) the Australian dollar equivalent of the market price of a share of Google’s Class A common stock on February 3 is A$547.45, calculated as the market price of a share of Class A common stock noted above in (b), divided by the exchange rate as noted above in (a).

The exchange rate used for these calculations is the U.S. dollar sell rate published by an Australian bank on the last business day prior to the date of this Exchange Offer.

Please note the above calculation is provided for informational purposes only, and is not a prediction of the Australian dollar equivalent of the exercise price on the date of exercise of any New Options you may be granted in exchange for Eligible Options tendered pursuant to this Exchange Offer, or the applicable exchange rate. The Australian dollar equivalent of the exercise price for any New Options exercised by you will depend on the actual exercise price and the actual exchange rate applied when converting your Australian dollars to U.S. dollars for purposes of exercising your New Options.

Sincerely,

Google Inc.